April 11, 2006

Mail Stop 4561

Peter F. Russo
President and Chief Executive Officer
Delta Mutual, Inc.
111 North Branch Street
Sellersville, PA 18960

Re: Item 4.02 Form 8-K
        Filed January 26, 2006
        File No. 000-30563

Dear Mr. Russo:

        We have reviewed your response letter dated February 2, 2006 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

1. We have considered your response to our prior comment. We are still unclear how you have determined that your disclosure controls and procedures were effective despite the material error disclosed in your filing. Tell us how you have considered the effects your restatement had on your assessment of internal controls in light of paragraph 140 of PCAOB AS No. 2 and whether the effected controls would be included within your disclosure controls and procedures in accordance with SEC Release 33-8238. Additionally, tell us how you considered the need to disclose your rationale for concluding that your disclosure controls and procedures were effective despite the material error discovered in your financial statements in your amended form 10-K.

Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

Any questions regarding the above should be directed to me at (202) 551-3438.

Sincerely,

Robert F. Telewicz, Jr.
Staff Accountant